Exhibit 99.1

Scienjoy Holding Corporation To Present at the LD Micro 500 Virtual Conference on December 15, 2020

Beijing, December 15, 2020 (NEWSWIRE) – Scienjoy Holding Corporation (“Scienjoy”, the “Company”) (NASDAQ: SJ), a leading live entertainment mobile streaming platform in China, has been invited to present at the LD Micro 500 Virtual Conference(“the Conference”), which is being held on December 14 and 15, 2020.

The Company’s management is scheduled to present at 9:40 a.m. Eastern time (12:40 p.m. Pacific time) on Tuesday, December 15, 2020. The presentation will be webcast live and made available for replay here. To learn more about the LD Micro 500, please visit https://ve.mysequire.com/.

About the Conference:

●	350+ companies will provide updates to LD Micro’s large, active, and vibrant community

●	20-minute online presentations from December 15, 2020

●	Company executives have the option of setting up one-on-one virtual investor meetings with patrons

●	Interviews with some of the most influential people on both sides of the trade

To schedule a meeting with management, please contact your LD Micro representative, at eric@ldmicro.com, visit www.ldmicro.com

About Scienjoy Holding Corporation Limited

Founded in 2011, Scienjoy is a leading show live streaming video entertainment social platform in China. With more than 200 million registered users, Scienjoy currently operates four primary online live streaming brands on five mobile apps: Showself, Lehai, Haixiu and BeeLive International and BeeLive Chinese (Mifeng), each using Scienjoy’s own mobile applications. Through this collection of online live streaming brands, Scienjoy has created a vibrant, interactive, and close community. Scienjoy operates a mobile live streaming business through which it provides live streaming entertainment from professional “broadcasters” to end-users, allowing for the operation of live social video communities. Using Scienjoy’s mobile applications, users can select broadcasters and enter real time video rooms to interact with them. In addition to real-time interactions, users can also view photos posted by broadcasters on their personal pages, leave comments, and engage in private chats with broadcasters when they are not streaming. In addition, users can also play fun and simple games by using virtual currencies within the video rooms while watching the live streaming of a broadcaster. For more information, please see http://ir.scienjoy.com/.

About LD Micro

LD Micro was founded in 2006 with the sole purpose of being an independent resource in the microcap space. What started out as a newsletter highlighting unique companies has transformed into an event platform hosting several influential conferences annually (Invitational, Summit, and Main Event). In 2015, LDM launched the first pure microcap index (the LDMi) to exclusively provide intraday information on the entire sector. LD will continue to provide valuable tools for the benefit of everyone in the small and microcap universe.

Investor Relations Contact

Ray Chen
VP, Investor relations
Scienjoy Inc.
+86-010-64428188
ray.chen@scienjoy.com

Media Relations Contact

Anna Huang

ATIF Holdings Limited

+86-139-2726-7157

SJ@atifchina.com